UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                    -----------------------------------------
                              (Amendment No. 1)*

                      Platinum Underwriters Holdings, Ltd.
                      ------------------------------------
                                (Name of Issuer)

                         Common Shares, $0.01 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    G7127P100
                                    ---------
                                 (CUSIP Number)

                                December 6, 2005
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------------             ---------------------------
CUSIP No. G7127P100                         13G      Page 2 of 6 Pages
----------------------------------------             ---------------------------
---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           RenaissanceRe Holdings Ltd.
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Bermuda
--------------------- ----- ----------------------------------------------------
                         5  SOLE VOTING POWER

                            2,500,000 (see Item 4(b))
       NUMBER OF      ----- ----------------------------------------------------
        SHARES           6  SHARED VOTING POWER
      OWNED BY
    EACH REPORTING          0
     PERSON WITH      ----- ----------------------------------------------------
                         7  SOLE DISPOSITIVE POWER

                            2,500,000 (see Item 4(b))
                      ----- ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            0
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,500,000 (see Item 4(b))
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           4.1% (see Item 4(b))
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

On December 6, 2005, RenaissanceRe Holdings Ltd. ("RenaissanceRe") sold an aggregate of 3,960,000 common shares, par value $0.01 (the "Common Shares"), of Platinum Underwriters Holdings, Ltd. ("Platinum"), thereby reducing RenaissanceRe's beneficial ownership of Platinum below 5%. The Common Shares were registered under Platinum's Registration Statement on Form S-3 (File No. 333-113823) initially filed by Platinum with the Securities and Exchange Commission on March 22, 2004.

Item 1(a)           Name of Issuer:
                    --------------

                    Platinum Underwriters Holdings, Ltd.

Item 1(b)           Address of Issuer's Principal Executive Offices:
                    -----------------------------------------------

                    The Belvedere Building
                    69 Pitts Bay Road
                    Pembroke, HM 08
                    Bermuda

Items 2(a)
and 2(b)            Name of Person Filing and Address of Business Office:
                    -----------------------------------------------------

                    RenaissanceRe Holdings Ltd.

                    Renaissance House
                    8-20 East Broadway
                    Pembroke HM 19
                    Bermuda

Item 2(c)           Citizenship:
                    ------------

                    Bermuda

Item 2(d)           Title of Class of Securities:
                    -----------------------------

                    Common Shares, $0.01 par value

Item 2(e)           CUSIP Number:
                    -------------

                    G7127P100

Item 3              If this statement is filed pursuant to ss.ss.
                    ---------------------------------------------
                    240.13d-1(b) or 240.13d2(b) or (c), check whether the
                    -------------------------------------------------------
                    person filing is a:
                    -------------------

                    Not Applicable.

Item 4              Ownership:
                    ----------


Item 4(a)           Amount Beneficially Owned:
                    --------------------------

                    2,500,000

Item 4(b)           Percent of Class:
                    -----------------

                    4.1%

                    On November 1, 2002, RenaissanceRe acquired an option to purchase up to an aggregate of 2,500,000 Common Shares from Platinum for an exercise price of $27.00 per share. Pursuant to an amendment to the option, dated November 18, 2004, any exercise of the option is now required to be settled on a net share basis, thereby reducing the number of Common Shares issuable to RenaissanceRe. Based upon the average closing price per share for the ten-day period ending November 22, 2005, 278,966 Common Shares would have been issuable to RenaissanceRe upon exercise of this option, resulting in beneficial ownership of 0.5%. RenaissanceRe's beneficial ownership of 4.1% was calculated based upon 54,654,037 Common Shares outstanding as of December 2, 2005 (as disclosed in Platinum's 424(b) Prospectus, filed on December 2, 2005 (the "424(b) Prospectus")), plus 3,316,750 Common Shares issued by Platinum on December 6, 2005 in connection with an underwritten public offering pursuant to the 424(b) Prospectus, plus 2,500,000 Common Shares issuable by Platinum to RenaissanceRe upon exercise of the option.

Item 4(c)           Number of shares as to which the person has:
                    (i) Sole power to vote or direct the vote:  2,500,000
                    (ii) Shared power to vote or direct the vote: 0
                    (iii) Sole power to dispose or to direct the disposition of:
                          2,500,000
                    (iv) Shared power to dispose or to direct the disposition
                         of: 0

Item 5              Ownership of Five Percent or Less of a Class:
                    ---------------------------------------------

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6              Ownership of More than Five Percent on Behalf of
                    ------------------------------------------------
                    Another Person:
                    ---------------

                    Not Applicable.

Item 7              Identification and Classification of the
                    ----------------------------------------
                    Subsidiary Which Acquired the Security Being
                    --------------------------------------------
                    Reported on By the Parent Holding Company:
                    -----------------------------------------

                    Not Applicable.

Item 8              Identification and Classification of Members
                    ---------------------------------------------
                    of the Group:
                    ------------

                    Not Applicable.

Item 9              Notice of Dissolution of Group:
                    ------------------------------

                    Not Applicable.

Item 10             Certification:
                    --------------

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 8, 2005


By:     /s/ Stephen H. Weinstein
        ------------------------
Name:   Stephen H. Weinstein
Title:  Senior Vice President, General Counsel and Secretary